SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of July, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  July 28, 2005             By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A.,
                                     CFO and Secretary

                                                2005 SECOND QUARTERLY REPORT

Intertape Polymer Group Inc.
Consolidated Quarterly Statements of Earnings
Three months ended
(In thousands of US dollars, except per share amounts)
(Unaudited)



                              ------------  -----------    -------------  -------------
                                  June 30,    March 31,     December 31,  September 30,
                                      2005         2005             2004           2004
                              ------------  -----------    -------------  -------------
                                         $            $                $            $
Sales                              190,282      187,697          180,744      177,671
Cost of sales                      150,895      148,574          144,689      140,480
                              ------------  -----------    -------------  -----------
Gross profit                        39,387       39,123           36,055       37,191
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           24,844       23,917           25,799       23,327
Stock-based compensation expense       483          455              355          270
Research and development             1,224        1,011              997        1,121
Financial expenses                   5,918        5,649            4,302        5,948
Refinancing expense                                                            30,444
Manufacturing facility closure
  and industrial accident costs      1,087          719            7,386
                              ------------  -----------    -------------  -----------
                                    33,556       31,751           38,839       61,110

Earnings (loss) before income
 taxes                               5,831        7,372           (2,784)     (23,919)
Income taxes (recovery)                399        1,339          (20,455)      (9,664)
                              ------------  -----------    -------------  -----------
Net earnings (loss)                  5,432        6,033           17,671      (14,255)
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings (loss) per share
Cdn GAAP - Basic - US $               0.13         0.15             0.43        (0.35)
Cdn GAAP - Diluted - US $             0.13         0.15             0.43        (0.35)
US GAAP - Basic - US $                0.13         0.15             0.43        (0.35)
US GAAP - Diluted - US $              0.13         0.15             0.43        (0.35)


Weighted average number of
common shares outstanding

Cdn GAAP - Basic                41,214,969   41,237,461       41,273,840   41,285,161
Cdn GAAP - Diluted              41,550,160   41,444,870       41,468,992   41,285,161
U.S. GAAP - Basic               41,214,969   41,237,461       41,273,840   41,285,161
U.S. GAAP - Diluted             41,550,160   41,444,870       41,468,992   41,285,161




                              ------------  -----------    -------------  -------------
                                  June 30,    March 31,     December 31,  September 30,
                                      2004         2004             2003           2003
                              ------------  -----------    -------------  -------------
                                         $            $                $            $
Sales                              171,934      162,100          157,682      159,798
Cost of sales                      134,097      129,986          122,975      123,489
                              ------------  -----------    -------------  -----------
Gross profit                        37,837       32,114           34,707       36,309
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           22,793       22,307           24,843       22,264
Stock-based compensation expense       351           70              130
Research and development             1,153          962              212        1,080
Financial expenses                   7,235        6,768            5,587        7,409
Refinancing expense
Manufacturing facility closure
  and industrial accident costs                                                 3,005
                              ------------  -----------    -------------  -----------
                                    31,532       30,107           33,777       30,753
                              ------------  -----------    -------------  -----------
Earnings (loss) before income
 taxes                               6,305        2,007              930        5,556
Income taxes (recovery)                654         (284)          (4,244)        (643)
                              ------------  -----------    -------------  -----------
Net earnings (loss)                  5,651        2,291            5,174        6,199
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings (loss) per share
Cdn GAAP - Basic - US $               0.14         0.06             0.13         0.18
Cdn GAAP - Diluted - US $             0.14         0.06             0.13         0.18
US GAAP - Basic - US $                0.14         0.06             0.13         0.18
US GAAP - Diluted - US $              0.14         0.06             0.13         0.18


Weighted average number of
common shares outstanding

Cdn GAAP - Basic                41,215,111   40,971,739       40,870,426   35,302,174
Cdn GAAP - Diluted              41,396,403   41,528,581       41,225,776   35,397,800
U.S. GAAP - Basic               41,215,111   40,971,739       40,870,426   35,302,174
U.S. GAAP - Diluted             41,396,403   41,528,581       41,225,776   35,397,800


July 28, 2005

This Management's Discussion and Analysis ("MD&A") supplements the consolidated financial statements and related notes for the three months and six months ended June 30, 2005. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and is expressed in US dollars.

OVERVIEW

Intertape Polymer Group Inc. ("the Company" or "IPG") experienced a 10.7% increase in sales for the three months ended June 30, 2005 as compared to
the corresponding period in 2004.   Sales increased 1.4% for the three months
ended June 30, 2005 compared to the three months ended March 31, 2005.

Earnings for the three months ended June 30, 2005 were $0.13 per share, both basic and diluted, as compared to earnings of $0.14 per share, both basic and diluted, for the same period in 2004 and $0.15 per share, both basic and diluted for the three months ended March 31, 2005.

Excluding non-recurring costs associated with manufacturing facility closures and the industrial accident in Columbia, South Carolina, earnings for the second quarter of 2005 were $0.15 per share, both basic and diluted, as compared to $0.14 per share, both basic and diluted for the same period in 2004 and $0.16 per share, both basic and diluted for the first quarter of 2005.

As previously discussed by the Company, a fatal explosion occurred the night of March 30, 2005 in an external steam generation unit at the Company's manufacturing facility in Columbia, South Carolina. With completion of the preliminary investigation, the Company has established a loss provision totaling approximately $1.1 million, almost all of which was recorded in the second quarter. Most of the loss provision relates to applicable insurance policy deductibles.

Except as discussed under the captions "Sales" and "Gross Profit and Gross Margin" below, economic and industrial factors during the first half of 2005 were substantially unchanged from December 31, 2004.

RESULTS OF OPERATIONS

SALES

Sales for the second quarter of 2005 were $190.3 million, an increase of 10.7% over the second quarter of 2004 sales of $171.9 million. The increase is due to sales price increases.

Sales for the first six months of 2005 were $378.0 million compared to $334.0 million for the same period in 2004, an increase of 13.2%. The increase is attributable to higher selling prices. Sales volumes for the first six months of 2005 are comparable to the sales volumes for the same period in 2004.

The volume experienced in the second quarter of 2005 is due in part to the fact that the Company and the industry as a whole are experiencing a shortage of synthetic rubber, an essential ingredient in the formulation of some of the Company's tape adhesives. The shortage, which began in the first quarter of 2005, is expected to continue through the summer and possibly into next year, until additional capacity becomes available. As a result, the Company is unable to supply selected tapes at levels that meet all of its customers' demand. Fortunately, the Company is uniquely positioned with its broad assortment of products to satisfy some of its customers' demand with alternative products not currently experiencing raw material shortages.
The cost of synthetic rubber also increased substantially during the first quarter of 2005 and into the second quarter, but to date, the Company has been able to recover the higher cost through sales price increases. The raw material shortage and industry-wide slowdown in the film side of the business, thought to be related to an industry-wide inventory correction, has caused the Company to revise downward its sales outlook for the full year. The Company believes that it can achieve sales for 2005 in the range of $755 million to $775 million due to its broad range of products and the sales price increases it has implemented over the last twelve months, down from a range of $775 million to $790 million.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the second quarter of 2005 totaled $39.4 million at a gross margin of 20.7%, as compared to gross profit of $37.8 million for the second quarter of 2004 at a gross margin of 22.0%. The margin decline in 2005 compared to 2004 is due to the rising cost of raw materials. The Company has been able to raise prices to levels that recover all raw material cost increases, but has not been able to maintain historical gross margin levels.

The gross profit and gross margin for the first six months of 2005 were $78.5 million and 20.8% compared to $70.0 million and 20.9% for the first six months of 2004. The Company's gross margin for the first six months of 2005 was steady between quarters. The Company's first quarter of 2004 gross margin was adversely influenced by production difficulties and the onset of a steady rise in raw material prices. Gross margins began to improve in the second quarter of 2004 due to sales price increases achieved in the second quarter of 2004.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $24.8 million for the second quarter of 2005 (13.1% of sales), compared to $22.8 million for the
second quarter of 2004 (13.3% of sales).   The selling, general and
administrative expenses for the six months ended June 30, 2005 were $48.8 million (12.9% of sales) compared to $45.1 million (13.5% of sales) for the same period in 2004.

The selling, general and administrative expenses of $24.8 million for the three months ended June 30, 2005 represents an increase of $0.9 million over the expense level for the first quarter of 2005. The Company began increasing its staffing level during the first quarter of 2005 in order to support the smaller business teams established at the beginning of the year. Additional staffing was put in place over the course of the first quarter and was substantially in place for all of the second quarter. In addition to the staffing adjustments, the new, smaller business teams increased business travel in a proactive effort to seek out new business. The Company expects to begin realizing sales benefits from the smaller business teams during the second half of 2005.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense for the second quarter of 2005 was $0.5 million compared to $0.4 million in the second quarter of 2004. For the first six months of 2005, stock-based compensation expense was $0.9 million compared to $0.4 million for the comparable period in 2004. The increase in stock-based compensation expense is attributable to the increasing number of stock option grants being expensed in accordance with the fair value method of accounting adopted by the Company in 2003.

OPERATING PROFIT

Operating profit is not a financial measure under GAAP in Canada or the United States. The Company's Management uses operating profit to measure and evaluate the profit contributions of the Company's product offerings as well as the contribution by channel of distribution.

Because "operating profit" is a non-GAAP financial measure, companies may present similar titled items determined with differing adjustments. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement. The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less selling, general and administrative expenses and stock-based compensation expense.


Operating Profit Reconciliation
(In millions of US dollars)
                                        Three months          Six months
For the periods ended June 30,        2005        2004      2005       2004
________________________________      ____        ____      ____       ____
                                         $           $         $          $
Gross Profit                          39.4        37.8      78.5       70.0
Less:  SG&A Expense                   24.8        22.8      48.8       45.1
Less:  Stock-Based Compensation
  Expense                              0.5         0.4       0.9        0.4
                                      ____        ____      ____       ____

Operating Profit                      14.1        14.6      28.8       24.5

Operating profit was $14.1 million for the second quarter of 2005, compared to $14.6 million for the second quarter of 2004. Higher gross profits in 2005 were offset by increased selling, general and administrative expenses. Operating profit for the six months ended June 30, 2005 totaled $28.8 million compared to $24.5 million for the six months ended June 30, 2004. The increase in operating profits for the first six months of 2005 compared to the first six months of 2004 is due to the increased sales in the first quarter of 2005 compared to the first quarter of 2004.

FINANCIAL EXPENSES

Financial expenses for the second quarter of 2005 were $5.9 million compared to $7.2 million in the first quarter of 2004, a 18.1% reduction. Financial expenses for the first six months of 2005 were $11.6 million compared to $14.0 million for the same period in 2004. The decrease in financial expenses is the result of refinancing substantially all of the Company's indebtedness in August 2004. The refinancing resulted in lower interest costs (at current interest rate levels) despite increasing the Company's indebtedness. The Company increased its indebtedness in part to pay the costs of the refinancing and in part to provide cash for general corporate purposes.

Financial expense increased from $5.6 million in the first quarter of 2005 to $5.9 million in the second quarter of 2005. The increase is primarily due to increased utilization of the Company's revolving line of credit to fund working capital increases in 2005. Additionally, the Company, entered into an interest-rate swap agreement in June 2005 effectively fixing the interest rate on $50.0 million of the Company's floating rate bank debt for five years. The interest-rate swap effectively fixes the interest cost on the $50.0 million of bank debt at 6.52%. A similar swap transaction became effective in July 2005, thereby effectively fixing the interest rate on an additional $25.0 million of floating rate bank debt at 6.54% for a period of five years.

FACILITY RATIONALIZATIONS

In the fourth quarter of 2004, as part of the Company's on-going review of the efficiency and effectiveness of its production and distribution network, the Company announced and substantially completed the closure of two of its manufacturing facilities located in Cumming, Georgia and Montreal, Quebec, as well as its distribution center located in Cumming, Georgia. The total estimated cost for these closures is $8.7 million, of which $7.4 million was recorded in the fourth quarter of 2004. The Company estimates total one-time charges for facility closures to approximate $1.3 million during 2005, of which $0.6 million was incurred during the three months ended March 31, 2005 and $0.1 million was incurred in the three months ended June 30, 2005.

EBITDA

A reconciliation of the Company's EBITDA and adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by GAAP. The Company defines EBITDA as net income before (i) income taxes; (ii) financial expenses, net of amortization; (iii) amortization of other intangibles and capitalized software costs; and (iv) depreciation. Adjusted EBITDA is defined as EBITDA before manufacturing facility closure and industrial accident costs. Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do.

EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of IPG's performance between periods presented. In addition, the Company's covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by Management and the Company's lenders in evaluating the Company's performance.


EBITDA Reconciliation to Net Earnings
(In millions of US dollars)

                                      Three months        Six months
                                     ______________      _____________
For the periods ended June 30,       2005      2004      2005     2004
______________________________       ____      ____      ____     ____
                                        $         $         $        $

Net earnings                          5.4       5.7      11.5      7.9
Add back:
  Financial expenses, net of
    amortization                      5.6       7.0      10.9     13.3
  Income taxes                        0.4       0.7       1.7      0.4
  Depreciation and amortization       8.2       7.5      16.1     14.6
                                     ____      ____      ____     ____
EBITDA                               19.6      20.9      40.2     36.2
Manufacturing facility closure
  and industrial accident costs       1.1                 1.8
                                     ____      ____      ____     ____
Adjusted EBITDA                      20.7      20.9      42.0     36.2
                                     ____      ____      ____     ____
                                     ____      ____      ____     ____

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world. As a result, the Company's effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company's effective income tax rate is also impacted by tax planning strategies that the Company implements. The Company estimates its annual effective income tax rate and utilizes that rate in its quarterly financial statements. For the six months ended June 30, 2005, the Company has an estimated effective income tax rate of approximately 13.2% compared to an estimated effective income tax rate of approximately 4.5% for the six months ended June 30, 2004.

The effective income tax rate for the first six months of 2005 declined from the 18.2% rate estimated in the first quarter of 2005. The rate change is due to changes in profitability among the varying taxing jurisdictions and the relative impact of permanent tax differences as profitability increases or decreases.

NET EARNINGS

Net earnings for the second quarter of 2005 were $5.4 million or $0.13 per share, both basic and diluted, compared to net earnings of $5.7 million or $0.14 per share, both basic and diluted for the second quarter of 2004.

Excluding manufacturing facility closure and industrial accident costs and related taxes, adjusted net earnings for the three months ended June 30, 2005 were $6.1 million or $0.15 per share, both basic and diluted and $12.6 million for the six months ended June 30, 2005. A reconciliation of the Company's adjusted net earnings is set out in the table on the following page:

Reconciliation of Net Earnings to Adjusted Net Earnings
(in millions of US dollars)


                                      Three months        Six months
                                     ______________      _____________
For the periods ended June 30,       2005      2004      2005     2004
______________________________       ____      ____      ____     ____
                                        $         $         $        $
Net earnings  - As reported           5.4       5.7      11.5      7.9
Add back:
  Manufacturing facility closure
  and industrial accident costs
  (after-tax)                         0.7        -        1.1       -
                                     ____      ____      ____     ____
Adjusted net earnings                 6.1       5.7      12.6      7.9
                                     ____      ____      ____     ____
                                     ____      ____      ____     ____


FINANCIAL POSITION

Trade receivables increased $8.5 million between December 31, 2004 and June 30, 2005. The increase is primarily due to the higher level of sales as well as higher selling prices for the month of June 2005 compared to the month of December 2004. Aside from the trade receivables, inventories were the only other current asset to substantially change between December 31, 2004 and June 30, 2005. Inventories increased during the first six months of 2005 by $9.0 million due to rising raw material costs, selected pre-buying of raw materials in advance of supplier announced cost increases and the building of finished goods in advance of summer plant shutdowns. Current liabilities increased by $1.0 million between December 31, 2004 and June
30, 2005. The increase is due to $5.0 million in borrowings under the Company's revolving credit facilities offset by decreases in other current liabilities of $4.0 million.

Property, plant and equipment, net of accumulated depreciation and amortization, decreased by $8.8 million in the first half of 2005 primarily due to depreciation and amortization in excess of capital expenditures for the period.

OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

The Company is not a party to any related party transactions. Except for the interest rate swap contracts discussed in the section entitled "Bank Indebtedness and Credit Facilities" and in Notes 9 and 10 to the financial statements, the Company maintains no off-balance sheet arrangements.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $14.4 million for the second quarter of 2005 compared to $13.8 million for the second quarter of 2004. Changes in non-cash working capital items required $2.7 million in cash flows for the three months ended June 30, 2005 compared to using $14.4 million in cash during the same three month period in 2004.

The improved cash flow from operating activities before changes in non-cash working capital items in the second quarter of 2005 compared to the second quarter of 2004 is the result of improved profitability. The improved cash flows from changes in non-cash working capital items in the second quarter of 2005 compared to the second quarter of 2004 is the result of improved trade receivable collections in the second quarter of 2005, collection of an income tax refund in the second quarter of 2005 and the fact that in the second quarter of 2004, accounts payable and accrued liabilities substantially decreased.

Cash from operations before changes in non-cash working capital items was $30.0 million for the six months ended June 30, 2005 and $22.4 million for the six months ended June 30, 2004. Changes in non-cash working capital items required $20.2 million in cash flows for the six months ended June 30, 2005 compared to using $16.6 million in cash during the same three month
period in 2004.   In both years, the changes in non-cash working capital
items for the six month periods were principally impacted by increasing investments in trade receivables, inventories and a decline in accounts payable and accrued liabilities. The rising investments in trade receivables and inventories are reflective of the rising cost of raw materials and the related impact on sales prices to customers.

Cash flows used in investing activities was $4.9 million in the second quarter of 2005 and $11.1 million for the six months ended June 30, 2005. This compares to using $4.6 million and $16.5 million, respectively, in cash flows used in investing activities in the second quarter of 2004 and the six months ended June 30, 2004. The decrease for the six month period in 2005 compared to the six month period in 2004 was due to the $5.5 million used to acquire the duct and masking tape operations of tesa tape, inc. during the first quarter of 2004.

The Company decreased total indebtedness during the three months ended June 30, 2005 by $1.2 million compared to increasing total indebtedness of $13.4 million during the three months ended June 30, 2004. The increase in total indebtedness in 2004 was necessary to finance investing activities in excess of cash flows from operations and to build cash balances. Total indebtedness increased during the six months ended June 30, 2005 and 2004 by $3.3 million and $19.2 million, respectively, for the same reasons.

The Company's cash liquidity is influenced by several factors, the most significant of which is the Company's level of inventory investment. The Company periodically increases its inventory levels when business conditions suggest that it is in the Company's best interest to do so, such as buying opportunities to mitigate the impact of rising raw material costs. The Company does not expect these higher inventory investments to continue indefinitely, but until the circumstances reverse themselves, the Company believes it has adequate cash and credit available to support these strategies. Further, the Company believes that it has the ability to generate sufficient working capital, both long and short term, to meet the requirements of its day-to-day operations, given its operating margins and projected budgets.

BANK INDEBTEDNESS AND CREDIT FACILITIES

The Company maintains a US$65.0 million five-year revolving credit facility available in US dollars and a US$10.0 million five-year revolving credit facility available in Canadian dollars. At June 30, 2005, the Company had borrowed $9.2 million under its US$65.0 million revolving credit facility, including $4.2 million in letters of credit. No amounts were borrowed under the revolving credit facilities at December 31, 2004 except for $3.8 million in letters of credit. When added with the cash on-hand, cash equivalents and temporary investments, the Company's cash and credit availability, subject to covenant restrictions, totaled $89.5 million at June 30, 2005 compared to $93.6 million at December 31, 2004.

In June 2005, the Company entered into a $50.0 million five year interest-rate swap contract requiring quarterly settlements. The contract effectively fixes $50.0 million of the Company's floating rate bank debt at 6.52% (including loan premium). In July 2005, the Company entered into a $25.0 million five year interest-rate swap contract requiring quarterly settlements. The contract effectively fixes $25.0 million of the Company's floating rate bank debt at 6.54% (including loan premium).

CONTRACTUAL OBLIGATIONS

At March 31, 2005, there were no material changes in the contractual obligations set forth in the Company's 2004 Annual Report that were outside the ordinary course of the Company's business except the interest-rate swap contracts described in the section entitled "Bank Indebtedness and Credit Facilities" and in Notes 9 and 10 to the financial statements.

CAPITAL STOCK

As at June 30, 2005 there were 41,204,911 common shares of the Company outstanding.

During the first six months of 2005, employees exercised 14,250 stock options with an aggregate exercise price of $70,936. During the first six months of 2004, employees exercised 115,125 stock options with an aggregate exercise price of $970,000.

During November 2004, the Company announced that it had registered a Normal Course Issuer Bid in Canada, under which the Company is authorized to repurchase for cancellation up to 5.0% of its outstanding common shares.

In the first quarter of 2005, there were no shares purchased for cancellation. In the second quarter, 46,300 shares were purchased for cancellation at a cost of $340,000.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories and income taxes based on currently available information. Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company's results of operations and financial position for the year ended December 31, 2004 can be found in the Company's 2004 Annual Report and have not materially changed since that date.

NEW ACCOUNTING POLICY

Derivative financial instruments are utilized by the Company to reduce interest rate risk on its debt. The Company does not enter into financial instruments for trading or speculative purposes.

The Company's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the principal amount and the interest rate basis in the instruments all match the terms of the debt instrument being hedged.

Interest rate swap agreements are used as part of the Company's program to manage the floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Gains and losses on terminations of interest rate swap agreements are deferred under other current, or non-current, assets or liabilities on the balance sheet and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of earnings at the time of extinguishment.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

DISCLOSURE REQUIRED BY THE NEW YORK STOCK EXCHANGE

A summary of the significant ways that the governance of the Company differs from that of a US listed company is available on the Company's website at www.intertapepolymer.com under "Investor Relations."

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information
Form is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company's cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company's product mix, and future financing plans.

Forward-looking statements can be identified in some cases by terms such as "may", "should", "could", "intends", "anticipates", "potential", and similar expressions intended to identify forward-looking statements. These statements, which reflect our current views regarding future events, are based on assumptions and subject to risks and uncertainties.

Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company's products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, restrictions and limitations placed on the Company by its debt instruments, international risks including exchange rate fluctuations, trade disruptions, and political instability of foreign markets that we produce in or purchase materials from, and the availability and price of raw materials.

This Quarterly Report contains certain non-GAAP financial measures as defined under SEC rules, including operating profit, EBITDA, and adjusted EBITDA.
The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations.

As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its sales and earnings outlook, other than as required under applicable law.

This Quarterly Report contains certain non-GAAP financial measures, including operating profit and EBITDA. The Company has included these non-GAAP financial measures because it believes they provide investors with a more meaningful period-to-period comparison of the Company's performance. Further, EBITDA is used by IPG's Management, lenders and noteholders to evaluate the Company's performance. IPG has included in this Quarterly Report reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures as required by the Securities and Exchange Commission.


Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended June 30,
(In thousands of US dollars, except per share amounts)

                              -------------------------------------------------------
                                     Three months                    Six months
                              ------------  -----------    -------------  -----------
                                      2005         2004             2005         2004
                              ------------  -----------    -------------  -----------
                                         $            $                $            $
Sales                              190,282      171,934          377,979      334,034
Cost of sales                      150,895      134,097          299,469      264,083
                              ------------  -----------    -------------  -----------
Gross profit                        39,387       37,837           78,510       69,951
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           24,844       22,793           48,761       45,100
Stock-based compensation               483          351              938          421
Research and development             1,224        1,153            2,235        2,115
Financial expenses                   5,918        7,235           11,567       14,003
Manufacturing facility closure
  and industrial accident costs      1,087                         1,806
                              ------------  -----------    -------------  -----------
                                    33,556       31,532           65,307       61,639
                              ------------  -----------    -------------  -----------
Earnings before
  income taxes                       5,831        6,305           13,203        8,312
Income taxes                           399          654            1,738          370
                              ------------  -----------    -------------  -----------
Net earnings                         5,432        5,651           11,465        7,942
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings per share
  Basic                               0.13         0.14             0.28         0.19
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------
  Diluted                             0.13         0.14             0.28         0.19
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------


Consolidated Retained Earnings
Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

                              -------------------------------------------------------
                                    Three months                     Six months
                              -------------------------    -------------  -----------
                                      2005         2004             2005         2004
                              ------------  -----------    -------------  -----------
                                         $            $                $            $

Balance, beginning of period        85,642       70,582           79,609       68,291
Net earnings                         5,432        5,651           11,465        7,942
                              ------------  -----------    -------------  -----------
                                    91,074       76,233           91,074       76,233

Premium on purchase for
  cancellation of common shares         11                            11
                              ------------  -----------    -------------  -----------
Balance, end of period              91,063       76,233           91,063       76,233
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------


The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)
_____________________________________________________________________________



                                  June 30,     June 30,  December 31,
                                     2005         2004          2004
                                 (Unaudited) (Unaudited)    (Audited)
                                 ________    _________   ___________
                                        $            $             $
ASSETS
Current assets
  Cash and cash equivalents        23,247        9,488        21,882
  Temporary investment                489                        497
  Trade receivables,
   net of allowance for
   doubtful accounts of $4,463
   ($4,037 in June 2004,
   $4,065 in December 2004)       110,167      101,201       101,628
  Other receivables                11,283       11,353        13,381
  Inventories                      99,632       73,213        90,677
  Parts and supplies               13,979       13,301        13,618
  Prepaid expenses                  7,642        5,761         7,788
  Future income tax                 1,509        2,682         1,509
                                 ________    _________      ________
                                  267,948      216,999       250,980
Property, plant and equipment     343,839      357,227       352,610
Other assets                       17,397       13,181        16,474
Future income taxes                34,731        4,457        36,689
Goodwill                          179,767      176,231       179,958
                                 ________    _________      ________
                                  843,682      768,095       836,711
                                 ________    _________      ________
                                 ________    _________      ________
LIABILITIES
Current liabilities
  Bank indebtedness                 5,000
  Accounts payable and
   accrued liabilities             94,059       91,834        97,849
  Installments on long-term debt    2,802        1,958         3,032
                                 ________    _________      ________
                                  101,861       93,792       100,881
Long-term debt                    329,539      290,240       331,095
Other liabilities                     435          530           435
                                 ________    _________      ________
                                  431,835      384,562       432,411
                                _________     ________       _______
SHAREHOLDERS' EQUITY
Capital stock                     288,911      289,219       289,180
Contributed surplus                 5,264        3,701         4,326
Retained earnings                  91,063       76,233        79,609
Accumulated currency
 translation adjustments           26,609       14,380        31,185
                                 ________    _________      ________
                                  411,847      383,533       404,300
                                 ________    _________      ________
                                  843,682      768,095       836,711
                                 ________    _________      ________
                                 ________    _________      ________

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended June 30,
(In thousands of US dollars)
(Unaudited)
_______________________________________________________________________________



                              -------------------------------------------------------
                                    Three months                     Six months
                              -------------------------    -------------  -----------
                                      2005         2004             2005         2004
                              ------------  -----------    -------------  -----------
                                         $            $                $            $


OPERATING ACTIVITIES
Net earnings                         5,432        5,651           11,465        7,942
Non-cash items
  Depreciation and amortization      8,234        7,514           16,142       14,637
  Other non-cash charges in
    connection with facility
    closures                            81                           127
  Future income taxes                  203          310            1,372         (586)
  Stock-based compensation expense     483          351              938          421
                              ------------  -----------    -------------  -----------
Cash flow from operations
 before changes in non-cash
 working capital items              14,433       13,826           30,044       22,414
                              ------------  -----------    -------------  -----------
Changes in non-cash working
capital items
  Trade receivables                  2,801       (2,163)          (9,100)     (12,248)
  Other receivables                  2,082                         2,017          487
  Inventories                       (6,338)      (3,366)          (9,535)      (3,878)
  Parts and supplies                   (96)          43             (409)        (148)
  Prepaid expenses                     449        1,039              132        2,140
  Accounts payable and accrued
   liabilities                      (1,616)      (9,935)          (3,285)      (2,997)
                              ------------  -----------    -------------  -----------
                                    (2,718)     (14,382)         (20,180)     (16,644)
                              ------------  -----------    -------------  -----------
Cash flows from operating
  activities                        11,715         (556)           9,864        5,770
                              ------------  -----------    -------------  -----------
INVESTING ACTIVITIES
Property, plant and equipment       (4,069)      (4,055)          (9,058)      (9,875)
Business acquisition                                                           (5,500)
Other assets                          (800)        (501)          (1,721)      (1,064)
Goodwill                                            (58)            (300)         (58)
                              ------------  -----------    -------------  -----------
Cash flows from investing
 activities                         (4,869)      (4,614)         (11,079)     (16,497)
                              ------------  -----------    -------------  -----------
FINANCING ACTIVITIES
Net change in bank indebtedness                  15,907            5,000       20,840
Issue of long-term debt                                                           787
Repayment of long-term debt         (1,164)      (2,477)          (1,703)      (2,477)
Issue of common shares                  68        1,408               71        2,378
Common shares purchased for
  cancellation                        (340)                         (340)
                              ------------  -----------    -------------  -----------
Cash flows from financing
  activities                        (1,436)      14,838            3,028       21,528
                              ------------  -----------    -------------  -----------
Net increase (decrease) in
  cash position                      5,410        9,668            1,813       10,801
Effect of currency translation
  adjustments                         (246)        (180)            (448)      (1,313)
Cash position,
  beginning of period               18,083                        21,882
                              ------------  -----------    -------------  -----------
Cash position, end of period        23,247        9,488           23,247        9,488
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1.

Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s ("IPG" or the "Company") financial position as at June 30, 2005 and 2004 as well as its results of operations and its cash flows for the three and six months ended June 30, 2005 and 2004.

These unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements, except for a new accounting policy on derivative financial instruments described in note 9.

NOTE 2.

Earnings per Share

The following table provides a reconciliation between basic and diluted earnings per share:

In thousands of US dollars
(Except per share amounts)

                                              Three Months       Six Months
                                             ____________       __________
Periods ended June 30,                       2005    2004     2005       2004
_______________________________________     ______________  _________________
                                                 $       $       $          $
Net earnings applicable to common shares    5,432    5,651  11,465      7,942

Weighted average number of common shares
  outstanding (000's)                      41,215   41,215  41,226     41,093

Effect of dilutive stock options
  (000's)(a)                                  335      181     267        336
_______________________________________   ________________  _________________

Weighted average number of diluted
  common shares outstanding (000's)        41,550   41,396  41,493     41,429
                                          ________________  _________________
                                          ________________  _________________
Basic earnings per share                     0.13     0.14    0.28       0.19
Diluted earnings per share                   0.13     0.14    0.28       0.19


(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options.


NOTE 3.

Accounting for Compensation Programs

As at June 30, 2005, the Company had a stock-based compensation plan, which is described in the 2004 Annual Report. Under the transitional provisions prescribed by the Canadian Institute of Chartered Accountants ("CICA"), the Company is prospectively applying the recognition provisions to stock options issued in 2003 and thereafter. The transitional provisions of the CICA are similar to those of the US Financial Accounting Standards Board ("FASB").
To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods. For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings and basic and diluted earnings per share as if the fair value based method of accounting had been applied.

Accordingly, the Company's net earnings and basic and diluted earnings per share for the periods ended June 30, 2005 and 2004 would have been decreased to the pro forma amounts indicated in the following table:


In thousands of US dollars
(Except per share amounts)
                                              Three Months       Six Months
                                            ______________  _________________
Periods ended June 30,                       2005     2004    2005     2004
_______________________________________     ______________  _________________
                                                $        $       $        $

Net earnings as reported                    5,432    5,651  11,465    7,942
Add: Stock-based employee compensation
  expense included in reported net earnings   483      351     938      421

Deduct:  Total stock-based employee
compensation expense determined under fair
value based method                           (697)    (534) (1,452)    (797)
                                           _______________   _______________
Pro forma net earnings                      5,218    5,468  10,951    7,566
                                           ______________   _______________
                                           ______________   _______________

Earnings per share:
  Basic - as reported                        0.13     0.14    0.28     0.19
  Basic - pro forma                          0.13     0.13    0.27     0.18
  Diluted - as reported                      0.13     0.14    0.28     0.19
  Diluted -pro forma                         0.13     0.13    0.26     0.18


NOTE 4.

Pension and Post-Retirement Benefit Plans


In thousands of US dollars

                                              Three Months     Six Months
                                            ______________  _______________
Periods ended June 30,                       2005     2004    2005     2004
_______________________________________     ______________  _______________
                                                $        $       $        $
Net periodic benefit cost for defined
  benefit pension plans                       478      453     949      918
                                            _____    _____  ______    _____
                                            _____    _____  ______    _____

NOTE 5.

Information Included in the Interim Consolidated Statements of Earnings In thousands of US dollars

                                              Three Months     Six Months
                                            ______________  _______________
Periods ended June 30,                       2005     2004    2005     2004
_______________________________________     ______________  _______________
                                                $        $       $        $
Depreciation of property, plant and
  equipment                                 7,896    7,314  15,445   13,926
Amortization of other deferred charges          3       66      10       66
Amortization of debt issue expenses
  included in financial expenses below        335      134     687      645

Financial expenses
  Interest on long-term debt                5,510    5,910  10,706   11,821
  Interest on credit facilities               177      700     207    1,071
  Other                                       381      775     954    1,411
  Interest capitalized to property, plant
    and equipment                            (150)    (150)   (300)    (300)
                                            _____    _____  ______   ______
                                            5,918    7,235  11,567   14,003
                                            _____    _____  ______   ______
                                            _____    _____  ______   ______

Foreign exchange loss                         198      372     317      422

Investment tax credits recorded as a
  reduction of research and development
  expenses                                     20       68      40      222


NOTE 6.

Manufacturing Facility Closure and Industrial Accident Costs

The Company incurred one-time costs associated with facility closures of $0.1 million and $0.7 million during the three months and six months ended June 30, 2005, respectively. There were no costs associated with facility closures during the three months and six months ended June 30, 2004.

The Company incurred one-time costs associated with an industrial accident of $1.0 million and $1.1 million during the three months and six months ended
 June 30, 2005, respectively. There were no costs associated with industrial accidents during the three months and six months ended June 30, 2004.

NOTE 7.

Capital Stock

During the three months ended June 30, 2005, 13,500 shares with an aggregate exercise price of $68,011 were issued to employees who exercised stock options.

During the three months ended June 30, 2005, the Company redeemed 46,300 common shares for a cash consideration of $340,000. An amount of $329,000 was accounted for as a reduction of the capital stock and an amount of $11,000 was accounted for as a decrease of retained earnings as a premium on purchase for cancellation of common shares.

During the three months ended March 31, 2005, 750 shares with an aggregate exercise price of $2,925 were issued to employees who exercised stock options.

During the three months ended June 30, 2004, there were no options exercised.

In May 2004, the Company issued 225,160 common shares to the USA Employees Stock Ownership and Retirement Savings Plan at a value of $1,408,000.

During the three months ended March 31, 2004, 115,125 common shares at a value of $970,000 were issued to employees who exercised stock options.

The Company's shares outstanding as at June 30, 2005, December 31, 2004 and June 30, 2004 were 41,204,911, 41,236,961 and 41,285,161 respectively.


Weighted average number of common shares outstanding:

                                        Three Months                   Six Months
                                  _______________________       _______________________
For the periods ended June 30,          2005         2004             2005         2004
______________________________    __________   __________       __________   __________
CDN GAAP - Basic                  41,214,969   41,215,111       41,226,215   41,092,785
CDN GAAP - Diluted                41,550,160   41,396,403       41,493,093   41,429,232
U.S. GAAP - Basic                 41,214,969   41,215,111       41,226,215   41,092,785
U.S. GAAP - Diluted               41,550,160   41,396,403       41,493,093   41,429,232



The Company did not declare or pay dividends during the six months ended June 30, 2005 or the six months ended June 30, 2004.

NOTE 8.

Business Acquisition

In February 2004, the Company purchased for a cash consideration of $5.5 million plus contingent consideration (dependent on business retention), assets relating to the masking and duct tape operations of tesa tape, inc. ("tesa tape"). At the same time, the Company finalized its three-year agreement to supply duct tape and masking tape to tesa tape.

The purchase was accounted for as a business combination and, accordingly, the purchase method of accounting was used. The purchase price was allocated to the assets purchased based on their estimated fair values as at the date of acquisition and included $0.9 million of equipment and $4.6 million of goodwill. The goodwill is deductible over 15 years for income tax purposes. Any contingent consideration paid will be recorded as an increase in goodwill. During the three months ended March 31, 2005, the Company recorded $0.3 million of contingent consideration.

NOTE 9.

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company to reduce interest rate risk on its debt. The Company does not enter into financial instruments for trading or speculative purposes.

The Company's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the principal amount and the interest rate basis in the instruments all match the terms of the debt instrument being hedged.

Interest rate swap agreements are used as part of the Company's program to manage the floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Gains and losses on terminations of interest rate swap agreements are deferred under other current, or non-current, assets or liabilities on the balance sheet and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of earnings at the time of extinguishment.

During the three months ended June 30, 2005, the Company entered into an interest rate swap agreement for a notional principal amount of $50.0 million maturing in June 2010. Under the terms of this interest rate swap agreement, the Company receives, on a quarterly basis, a variable interest rate and pays a fixed interest rate of 4.27% plus the premium applicable on its term loan.

NOTE 10.

Subsequent Event

Subsequent to the end of the second quarter of 2005, the Company entered into an interest rate swap agreement for a notional principal amount of $25.0 million maturing in July 2010. Under the terms of this interest rate swap agreement, the Company receives, on a quarterly basis, a variable interest rate and pays a fixed interest rate of 4.29% plus the premium applicable on its term loan.

Information Request Form

I would like to o receive or o continue receiving financial information on Intertape Polymer Group Inc.

           Name:  ____________________________________________________
          Title:  ____________________________________________________
           Firm:  ____________________________________________________
        Address:  ____________________________________________________
 Province/State:  ____________________________________________________
Postal Code/Zip:  ____________________________________________________
      Telephone:  ____________________________________________________
            Fax:  ____________________________________________________
         E-mail:  ____________________________________________________

Please send me now on a regular basis. (Please indicate number of copies requested)

o Annual Reports                     Quantity:________________________
o Fax Updates (Press releases only)  Quantity:________________________

Please indicate your occupation:

o Invesment Dealer          o Analyst
o Institution/Corporation   o Journalist
o Institutional Broker      o Retail Broker
o Institutional Investor    o Shareholder
o Investment Banker         o Other

Please Fax a copy of this page to:
The Secretary
Intertape Polymer Group Inc.
Fax: 941-727-3798

3647 Cortez Road West
Bradenton, FL  34210
Investor Relations
Toll Free: 866-202-4713
www.intertapepolymer.com
itp$info@intertapeipg.com

  Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, Melbourne F. Yull, Chairman of the Board and Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., (the "issuer") for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 28, 2005


/s/Melbourne F. Yull
Melbourne F. Yull
Chairman of the Board and Chief Executive Officer

  Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Andrew M. Archibald, Chief Financial Officer and Secretary of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., (the "issuer") for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: July 28, 2005



/s/Andrew M. Archibald
Andrew M. Archibald
Chief Financial Officer and Secretary